Exhibit 99.1
The results of Annual General Meeting of Shareholders for the FY2018

On March 27, 2019, Shinhan Financial Group held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2018, and all six agendas listed below were approved as originally proposed.

Agendas:

1)	Approval of Financial Statements (Including Statements of Appropriation of Retained Earnings) for fiscal year 2018 (January 1, 2018 - December 31, 2018)

2)	Approval of Revision to Articles of Incorporation

3)

Appointment of Directors (1 Non-Executive Director, 8 Outside Directors)
3-1) Non-Executive Director Candidate : Mr. Jin Ok Dong
3-2) Outside Director Candidate: Mr. Park Ansoon
3-3) Outside Director Candidate: Mr. Park Cheul
3-4) Outside Director Candidate: Mr. Byeon Yang-ho
3-5) Outside Director Candidate: Mr. Lee Manwoo
3-6) Outside Director Candidate: Mr. Lee Yoon-jae
3-7) Outside Director Candidate: Mr. Philippe Avril

3-8) Outside Director Candidate: Mr. Huh Yong-hak

3-9) Outside Director Candidate: Mr. Yuki Hirakawa

4)	Appointment of Outside Director who will serve as Audit Committee Member

- Outside Director Candidate: Mr. Sung Jae-ho

5)	Appointment of Audit Committee Members (2 members)

5-1) Audit Committee Member Candidate: Mr. Lee Manwoo

5-2) Audit Committee Member Candidate: Mr. Lee Yoon-jae

6)	Approval of the Maximum Limit on Director Remuneration

The AGM of Shinhan Financial Group also approved cash dividend payment for the fiscal year of 2018 as follows:

- Total Dividend amount for common stocks: KRW 753,041,484,800 (KRW 1,600 per share)

For the details of the originally proposed agendas, please refer to our Convocation Notice of the 18th Annual General Meeting of Shareholders, which was reported as a current report on Form 6-K on February 26, 2019